UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on June 26, 2016 the Board of Directors (the “Board”) of the Company determined to fill a vacancy on the Board, and to appoint, effective immediately, Mr. Ido Agmon to serve as a director of the Company.

Mr. Agmon is 39 years old. Since 2014, Mr. Agmon has been a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli & global biomed and technology companies, of which he is a co-founder, and where he is responsible for analysis and evaluation of investments in Israeli and global biomed companies. Since 2012, Mr. Agmon also has been acting as an independent consultant, providing start-ups and technology-based ventures with advice in strategic planning and fund-raising. From 2009 until 2011, Mr. Agmon served as the CEO of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at a number of biomed ventures. From 2007 until 2009, he worked as the Director of Business Development in ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a Bachelor’s Degree in Business Administration & Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA from The Hebrew University, Jerusalem, Israel.

The Board of Directors determined that Mr. Agmon meets the independence requirements of the Exchange Act and NASDAQ Listing Rules, meets the standards of the NASDAQ Listing Rules for membership on the audit committee, and has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations. The appointment of Mr. Agmon by the Board was in accordance with Article 86 of the Company’s amended and restated articles of association, and Mr. Agmon was appointed to serve as a director of the Company until the annual general meeting set to take place at the end of the three-year term for the class of directors to which Mr. Agmon is so appointed by the Board. The Company’s board of directors has not yet carried out the first division into classes, and as such it is not yet certain which of the directors’ terms of office will end by the 2016 annual general meeting.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form S-8 filed by the registrant under the Securities Act of 1933 on May 20, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

June 27, 2016	By: /s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary